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David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

January 19, 2022

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Timothy Worthington, Esq.

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 513 to the Trust’s Registration Statement on Form N-1A, filed on October 25, 2021

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on December 10, 2021 (the “Comments”), relating to Post-Effective Amendment No. 513 (“PEA No. 513”) to the Trust’s Registration Statement on Form N-1A filed on October 25, 2021, regarding The Future Fund Long/Short ETF (the “Fund”), a series of the Trust. A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence. The prospectus (the “Prospectus”) and statement of additional information (“SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments.

General Comments

Comment #1

The Staff provides the following standard comments:

a.       Where a comment is made in one location it is applicable to all similar disclosures appearing elsewhere in the same registration statement.

b.	The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures not withstanding any review, comments, action or absence of action by the Staff.

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January 19, 2022 Page 2
c.	The Staff asks the Registrant to please file the responses to comments on Edgar at least 5 days in advance of the effectiveness. Please also send the Staff a notified email at Worthingtonti@SEC.GOV and include a blackline copy showing changes from the initial filing.
d.	Please fill in the bracketed information and please complete the fee table in your response.

Response #1

The Registrant acknowledges the Staff’s comments above and will respond as requested.

Prospectus

Summary Section – Fees and Expenses of the Fund

Comment #2

The Staff notes that it appears that short sales are a principal strategy. As such, please confirm that expenses including dividends on securities sold short, are included in “other expenses” or in separate line item. Also, the Staff requests that the Registrant please include short sale information in a footnote.

Response #2

The Registrant confirms that dividends on securities sold short will be included in the fee table, shown as separate line item under “other expenses.” The Registrant has also added the requested footnote regarding short sale information. Please see the revised fee table below:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%
Other Expenses(1)	0.40%
Dividends on Securities Sold Short(2) Acquired Fund Fees and Expenses(3)	0.00% 0.01%
Total Annual Fund Operating Expenses	1.41%
Fee Waiver and Expense Reimbursements(4)	(0.16%)
Total Annual Fund Operating Expenses after Fee Waiver and Expense Reimbursements	1.25%
(1)	Estimated for the current fiscal year.
(2)	This number represents an estimate for the Fund’s current fiscal year. There are additional costs associated with the use of short sales. Short-sale dividends generally reduce the market value of the securities by the amount of the dividend declared; thus increasing the Fund's unrealized gain or reducing the Fund's unrealized loss on the securities sold short.
(3)	This number represents the combined total fees and operating expenses of the Acquired Funds owned by the Fund and is not a direct expense incurred by the Fund or deducted from the Fund assets, however, it is an indirect cost of investing in the Fund.

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(4)	Pursuant to an operating expense limitation agreement between The Future Fund, LLC (the “Adviser”) and the Trust, on behalf of the Fund, the Adviser has agreed to waive its fees and/or absorb expenses of the Fund to ensure that Total Annual Fund Operating Expenses for the Fund (excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short) and extraordinary expenses do not exceed ~~1.25~~1.24% of the Fund’s average net assets through [____], 2023. This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees of the Trust. The Adviser is permitted to receive reimbursement from the Fund for fees it waived and Fund expenses it paid, subject to the limitation that (1) the reimbursement for fees and expenses will be made only if payable within three years from the date the fees and expenses were initially waived or reimbursed and (2) the reimbursement may not be made if it would cause the expense limitation in effect at the time of the waiver or currently in effect, whichever is lower, to be exceeded.

Comment #3

Please supplementally disclose if the Adviser can recoup waived expenses and, if so, please explain under what circumstances.

Response #3

The Registrant confirms that, per the disclosure in footnote 4 (formerly footnote 3) to the fee table, the Adviser can recoup fees it waived and Fund expenses it paid, subject to the limitation that (1) reimbursement is made within three years from the date the fees and expenses were initially waived or reimbursed, and (2) such reimbursement does not cause the Fund’s expense ratio to exceed the expense limitation in effect at the time of the reimbursement or waiver or currently in effect, whichever is lower.

Comment #4

The Staff notes that footnote 2 to the fee table seems to imply that acquired fund expenses are not incurred by the Fund. Please clarify that these are indirect costs of the investing fund.

Response #4

The Registrant has clarified footnote 2 (now footnote 3) of the fee table in response to this comment. Please see the revisions shown in the response to Comment #2 above.

Summary Section – Example

Comment #5

Per revised Form N-1A, please change the word “sell” to “redeem” in the second sentence.

Response #5

The Registrant has made the requested change. Please see the revised disclosure below:

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you

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invest $10,000 in the Fund for the time periods indicated and then redeem ~~sell~~ all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The fee waiver/expense reimbursement arrangement discussed in the table above is reflected only through [_____], 2023. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Summary Section – Principal Investment Strategies

Comment #6

In the second paragraph, the second to last sentence reads: “the Fund will be managed with a net long exposure bias, but has the ability to have net short exposure.” Please reinstate in plain English. Please also disclose what percentage of the Fund’s assets will be held long and short.

Response #6

The Registrant has revised the disclosure as requested to plain English sentence regarding net long bias and net short exposure. Please see the revised disclosure below:

The Fund’s portfolio is composed of both long and short positions in equity securities. A long position arises where the Fund holds a security in its portfolio or maintains a position through a derivative instrument that provides economic exposure similar to direct ownership of the security. Short positions generally involve selling a security not held within the portfolio in anticipation that the security’s price will decline or entering into a derivative instrument that provides economic exposure similar to a short sale of the security. To complete a short sale transaction, the Fund typically must borrow the stock to make delivery to the buyer. The Fund then would be obligated to replace the stock borrowed by purchasing the stock at the market price at the time of replacement. The price at such time may be higher or lower than the price at which the stock was sold short by the Fund. The Fund will be managed with a net long exposure bias (i.e., more long positions than short positions), but has the ability to have net short exposure (i.e., when the percentage of short positions is higher than long positions). The Fund's net long exposure may exceed 100% of the Fund's net assets. The Fund may hold a substantial portion of its total assets in cash when it holds significant short positions.

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With respect to disclosing the percentage of the Fund’s assets that will be held long and short, the Registrant respectfully declines to make this change as this is addressed in the next paragraph of this section. The Registrant also notes that specific percentages are not disclosed as the Fund’s long-short exposure will vary over time based on the Adviser’s assessments of market conditions and other factors. Please see the revisions shown in the response to Comment #7 below.

Comment #7

The second sentence of the third paragraph contains the phrase “potential opportunities created.” Please clarify or explain what is meant by “potential opportunities” in the disclosure.

Response #7

The Registrant has clarified the disclosure as requested and reworded the phrase “potential opportunities created” as “investment opportunities created.” Please see the revised disclosure below:

The Fund will take long positions in the equity securities of companies that the Adviser believes to be best positioned to take advantage of or profit from emerging technological or social trends or developments. As part of the investment process, the Adviser seeks to identify potential investment opportunities created by changes in technology, consumer preferences, demographics, regulatory, environmental and supply and ~~/~~demand ~~dynamics~~ for products and services that unfold over long periods of time (i.e., multiple years) (“secular trends”) and the companies that can significantly benefit and profit from such trends. Through a proprietary research driven process, the Adviser then analyzes those companies across sectors and secular trends, also known as~~or~~ “themes” (e.g., green energy, online shopping or cybersecurity), to try to identify for investment those companies it believes to be “thematic winners” (companies that the Adviser believes can benefit from positive secular trends or “themes”) with reasonable valuations. The Adviser will take short positions in, or purchase put options on, the securities of companies it believes to be “thematic losers” (companies that the Adviser believes will be negatively affected by emerging secular trends or “themes”) or that have a combination of weakening fundamentals and excessive valuation.

The Fund’s long-short exposure will vary over time based on the Adviser’s assessments of market conditions and other factors. The Adviser may increase the Fund’s short equity exposure when it believes that market conditions are particularly favorable for a short strategy, such as during periods of modest gains and moderate volatility in the equity markets, or when the market is considered to be overvalued. ~~The overall portfolio, under normal market conditions, will be [80 to 100%] invested in long positions and [0% to 50%] invested in short positions. [~~The

January 19, 2022 Page 6

Fund's net long exposure may exceed 100% of the Fund's net assets. ~~The Fund will not use proceeds from the short positions to add leverage to the long positions, and as such, the Fund will not have a net long exposure of greater than 100%.] [~~The Adviser may alter the size of the short positions and/or the risk profile of the short positions based upon its assessment of the equity markets. Additionally, the notional position of the short positions may be reduced significantly or eliminated temporarily.~~]~~

The Fund may also maintain long and short positions through the use of derivative instruments, including swap agreements, options, futures, and forward contracts, without investing directly in the underlying asset. The Fund may use derivative instruments to attempt to both increase the return of the Fund and hedge (protect) the value of the Fund's assets. Investments in derivative instruments may have the economic effect of creating financial leverage in the Fund's portfolio because such investments may give rise to exposures that exceed the Fund's total assets and may result in losses that exceed the amount the Fund invested. Financial leverage will magnify, sometimes significantly, the Fund's exposure to any increase or decrease in prices associated with a particular reference asset resulting in increased volatility in the value of the Fund's portfolio. ~~The Fund will also use futures and options on futures contracts for U.S. equity securities and indices, and exchange-traded-funds (“ETFs”) to adjust market exposure or manage cash needs.~~

The Fund also employs short positions in equity securities for hedging purposes.

The Fund will also use exchange-traded-funds (“ETFs”) to adjust market exposure or manage cash needs.

The Adviser anticipates using a long-term approach to investing that typically results in low to moderate portfolio turnover. The Adviser, however, may increase portfolio turnover, depending upon market conditions.

The Fund is classified as a “non-diversified” investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), which means that it may invest a high percentage of its assets in a limited number of issuers.

Comment #8

The Staff notes the same sentence mentioned in comment #7 also contains the phrase “supply/demand dynamics.” Please define in plain English.

January 19, 2022 Page 7

Response #8

The Registrant has revised the disclosure in response to the comment. Please see revisions in the response to Comment #7 above.

Comment #9

Also in the same sentence, please supplementally explain the use of the defined term “secular trends”. The term “secular” is not traditionally used with the categories listed.

Response #9

The Registrant notes that “secular trends” are trends that unfold or develop over many years and are not necessarily affected by or resulting from short-term changes in the economy as opposed to cyclical trends that are generally the result of shorter-term shifts in the cycle of the economy.

Comment #10

The same sentence contains the phrase “unfold over long period of time.” The Staff asks the Registrant to please clarify what the Registrant means by “long periods of time.”

Response #10

The Registrant has revised the disclosure in response to the comment. Please see revisions in the response to Comment #7 above.

Comment #11

In the third sentence of the second paragraph, please rephrase “across sectors and secular trends.” There is confusion because the Registrant just defined secular trends and not themes. It is not clear as drafted if the terms are separate/different.

Response #11

The Registrant notes that “secular trends” and “themes” are different ways of saying the same thing and was used here in advance of the introduction of “thematic winners” and “thematic losers” later in the paragraph. The Registrant has clarified the language accordingly. The Registrant has revised the disclosure in response to the comment. Please see revisions in the response to Comment #7 above.

Comment #12

In the third paragraph, please disclose whether the Fund will seek a net long exposure in excess of 100% and, if so, please include a leverage risk disclosure. The Staff raises this comment as the language is bracketed.

Response #12

The Registrant has revised the disclosure to confirm that the Fund may seek a net long exposure in excess of 100%. Accordingly, the Registrant has added leverage risk disclosure.

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Please see revisions in the response to Comment #7 above and the additional risk disclosure below:

Summary Prospectus

Leverage Risk. If the Fund uses leverage through activities such as borrowing, entering into short sales, purchasing securities on margin or on a "when issued" basis or purchasing derivative instruments in an effort to increase its returns, the Fund has the risk of magnified capital losses that occur when losses affect an asset base, enlarged by borrowings or the creation of liabilities, that exceeds the net assets of the Fund. Should the Fund employ leverage, the Fund's NAV may be more volatile and sensitive to market movements. Leverage may involve the creation of a liability that requires the Fund to pay interest.

Statutory Prospectus

Leverage Risk. If the Fund uses leverage through activities such as borrowing, entering into short sales, purchasing securities on margin or on a "when- issued" basis or purchasing derivative instruments in an effort to increase its returns, the Fund has the risk of magnified capital losses that occur when losses affect an asset base, enlarged by borrowings or the creation of liabilities, that exceeds the net assets of the Fund. Should the Fund employ leverage, the Fund's NAV may be more volatile and sensitive to market movements. Leverage may involve the creation of a liability that requires the Fund to pay interest. While financial leverage has the potential to produce greater gains, it also may result in greater losses, which in some cases may cause the Fund to liquidate other portfolio investments at a loss to comply with limits on leverage and asset segregation requirements imposed by the Investment Company Act of 1940 or to meet redemption requests.

Comment #13

In the third paragraph, please clarify if the Fund will use proceeds from short positions to gain exposure to long positions in excess of 100%. The Staff raises this comment as the language is bracketed.

Response #13

The Registrant confirms that the Fund will not use proceeds from short positions to gain exposure to long positions in excess of 100%. The brackets have been removed from the applicable disclosure. Please see the response to Comment #7 above.

Comment #14

With respect to the last two sentences in the third paragraph, please clarify that the Registrant will do this. The Staff raises makes this comment as the language is bracketed.

January 19, 2022 Page 9

Response #14

The Registrant has removed the brackets from the referenced sentences as the last two sentences of the disclosures are both applicable. Please see the response to Comment #7 above.

Summary Section – Principal Risks

Comment #15

In the section “Principal Risks of Investing in the Fund,” the Staff notes that the risks are listed in alphabetical order. Please do not list the risks in alphabetical order and instead list in order of priority. The Staff notes that only some risks need to be listed in order of priority, and the rest can be included alphabetically. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response #15

The Registrant has given the Staff’s position, as well as ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to identify which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment #16

With respect to “Authorized Participant Risk,” please supplementally disclose to staff how many APs the Fund has.

Response #16

The Registrant expects to have four authorized participants at launch.

Comment #17

With respect to “Derivative Risk,” the Staff states that disclosure for any principal investment related derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the Fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance . Disclosure should not be generic risk associated with each derivative type. Please tailor the derivatives risks to the risks that will actually apply.

Response #17

The Registrant has revised the disclosure as requested. Please see below:

•	Derivatives Risk. The Fund uses investment techniques, including swaps, ~~investments in~~ futures contracts and options, which may be considered aggressive (i.e., with a higher risk of loss). Using derivatives exposes the Fund to additional or heightened risks, including leverage risk, liquidity risk, valuation risk, market risk, counterparty risk, and credit risk.

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Derivatives transactions can be highly illiquid and difficult to unwind or value, they can increase Fund volatility, and changes in the value of a derivative held by the Fund may not correlate with the value of the underlying instrument or the Fund’s other investments. Many of the risks applicable to trading the instruments underlying derivatives are also applicable to derivatives trading. However, derivatives are subject to additional risks such as operational risk, including settlement issues, and legal risk, including that underlying documentation is incomplete or ambiguous. For derivatives that are required to be cleared by a regulated clearinghouse, other risks may arise from the Fund’s relationship with a brokerage firm through which it submits derivatives trades for clearing, including in some cases from other clearing customers of the brokerage firm. ~~Investments in such derivatives are subject to market risks that may cause their prices to fluctuate over time and may increase the volatility of the Fund. The use of derivatives may expose the Fund to additional risks that it would not be subject to if it invested directly in the securities underlying those derivatives, such as counterparty risk and the risk that the derivatives may become illiquid. The use of derivatives may result in larger losses or smaller gains than otherwise would be the case.~~ In addition, the Fund's investments in derivatives are currently subject to the following risks:

o	Futures Contracts. Futures contracts are standardized, exchange-traded contracts that obligate a purchaser to take delivery, and a seller to make delivery, of a specific amount of an asset at a specified future date at a specified price. The primary risks associated with the use of futures contracts and options are: (a) the imperfect correlation between the change in market value of the instruments held by the Fund and the price of the futures contract or option; (b) the possible lack of a liquid secondary market for a futures contract and the resulting inability to close a futures contract when desired; (c) losses caused by unanticipated market movements, which are potentially unlimited; (d) the investment adviser’s inability to predict correctly the direction of securities prices, interest rates, currency exchange rates and other economic factors; and (e) the possibility that the counterparty will default in the performance of its obligations. ~~There may be an imperfect correlation between the changes in market value of the securities held by the Fund and the prices of futures contracts. There may not be a liquid secondary market for the futures contracts.~~
o	Hedging Risk. When a derivative is used as a hedge against a position that the Fund holds, any loss generated by the derivative generally should be substantially offset by gains

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on the hedged investment, and vice versa. While hedging can reduce or eliminate losses, it can also reduce or eliminate gains. Hedges are sometimes subject to imperfect matching between the derivative and the underlying security, and there can be no assurance that the Fund’s hedging transactions will be effective. ~~If the Fund uses a hedging instrument at the wrong time or judges the market conditions incorrectly, the hedge might be unsuccessful, reduce the Fund's investment return, or create a loss.~~

~~o~~	Options. An option is an agreement that, for a premium payment or fee, gives the option holder (the purchaser) the right but not the obligation to buy (a “call option”) or sell (a “put option”) the underlying asset (or settle for cash in an amount based on an underlying asset, rate, or index) at a specified price (the “exercise price”) during a period of time or on a specified date. Investments in options are considered speculative. When the Fund purchases an option, it may lose the total premium paid for it if the price of the underlying security or other assets decreased, remained the same or failed to increase to a level at or beyond the exercise price (in the case of a call option) or increased, remained the same or failed to decrease to a level at or below the exercise price (in the case of a put option). If a put or call option purchased by the Fund were permitted to expire without being sold or exercised, its premium would represent a loss to the Fund. To the extent that the Fund writes or sells an option, if the decline or increase in the underlying asset is significantly below or above the exercise price of the written option, the Fund could experience a substantial loss. ~~There may be an imperfect correlation between the prices of options and movements in the price of the securities (or indices) hedged or used for cover which may cause a given hedge not to achieve its objective.~~
o	Swaps. The Fund may enter into swap transactions. Swap agreements, including total return swaps that may be referred to as contracts for difference, are two-party contracts entered into for periods ranging from a few weeks to more than one year. In a standard “swap” transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which can be adjusted for an interest factor. Swap agreements involve the risk that the party with whom the Fund has entered into the swap will default on its obligation to pay the Fund and the risk that the Fund will

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not be able to meet its obligations to pay the other party to the agreement. Swap agreements may also involve the risk that there is an imperfect correlation between the return on the Fund’s obligation to its counterparty and the return on the referenced asset. In addition, swap agreements are subject to market and illiquidity risk, leverage risk and hedging risk.

Comment #18

The staff notes that the risks discussed in Item 4 and Item 9 are nearly identical. Item 4 is intended to summarize while Item 9 is intended to provide a more fulsome discussion of those risks.

Response #18

The Registrant notes the Staff’s comment and has made some changes to Item 9 risk disclosure in response to the comment, however, the Registrant respectfully believes that the Item 9 disclosure, as drafted, does provide more fulsome discussion were appropriate.

***

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum